SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HILAND PARTNERS, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
431291 10 3
(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Holdings GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0%(2)

14	TYPE OF REPORTING PERSON*

PN — Limited Partnership
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Partners GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0%(2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HH GP Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0%(2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0%(1)

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

EXPLANATORY NOTE
     This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on May 16, 2008 (the “Schedule 13D”) by Hiland Holdings GP, LP (“Holdings”), Hiland Partners GP Holdings, LLC (“Holdings GP”), HH GP Holding, LLC (“HH GP Holding”) and Harold Hamm (collectively, the “Reporting Persons”) relating to common units (“Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”). That Schedule 13D is hereby amended and supplemented as set forth below. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
     Mr. Hamm and HH GP Holding intend to participate with Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland Partners GP, LLC (“Hiland GP”), and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance and Secretary of each of Holdings GP and Hiland GP, in a proposed transaction to acquire all of the outstanding Common Units of the Issuer that are not owned by Mr. Hamm’s affiliates, Mr. Griffin or Mr. Harrison at a cash purchase price of $9.50 per Common Unit. Promptly after the filing of this Amendment No. 1, the Reporting Persons and the persons participating in such proposal intend to file a group statement on Schedule 13D (the “Group Schedule 13D”) with respect to the merger proposal. Once the Group Schedule 13D is filed, the Schedule 13D shall be deemed amended and supplemented by the Group Schedule 13D and any and all amendments thereto, and no separate amendments to the Schedule 13D will be made unless or until the Group Schedule 13D is no longer applicable. Readers are directed to the Group Schedule 13D and any and all amendments thereto for future information regarding the Reporting Person with respect to the Common Units of the Issuer.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The remaining 3,060,000 Subordinated Units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
     Mr. Hamm and HH GP Holding intend to participate with Mr. Mackie, Mr. Griffin and Mr. Harrison in a proposed transaction to acquire all of the outstanding Common Units of the Issuer that are not owned by Mr. Hamm’s affiliates, Mr. Griffin or Mr. Harrison. Promptly after the filing of this Amendment No. 1, the Reporting Persons and the persons participating in such proposed transaction intend to file a Group Schedule 13D with respect to the merger proposal.
     The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

Item 7. Material to Be Filed as Exhibits.
Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following between Exhibit 4.1 and Exhibit 10.1:

Exhibit 4.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Hiland Partners, LP (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on April 17, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HILAND HOLDINGS GP, LP
	By:	Hiland Partners GP Holdings, LLC, its general partner

	By:	/s/ Matthew S. Harrison
		Name:	Matthew S. Harrison
		Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HILAND PARTNERS GP HOLDINGS, LLC
	By:	/s/ Matthew S. Harrison
		Name:	Matthew S. Harrison
		Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HH GP HOLDING, LLC
	By:	/s/ Harold Hamm
		Name:	Harold Hamm
		Title:	Sole Member

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Harold Hamm
Harold Hamm

EXHIBIT INDEX

Exhibit 4.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Hiland Partners, LP (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on April 17, 2008).